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Registration Statement No. 333-177923
Dated October 9, 2013

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October 2013

The SandP 500([R]) Daily RC2 8% Excess Return Index Strategy Guide

Important Information

The information contained in this document is for discussion purposes only. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent term sheet, disclosure supplement and/or private placement memorandum, and the documents referred to therein. In the event of any inconsistency between the information presented herein and any such term sheet, disclosure supplement and/or private placement memorandum, such term sheet, disclosure supplement and/or private placement memorandum shall govern.
Investing in financial instruments linked to the SandP 500([R]) Daily RC2 8%
Excess Return Index (the "Index") is not equivalent to a direct investment in the Index or either of its Underlying Indices or the securities or futures contracts underlying the Underlying Indices.

Investments in financial instruments linked to the Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This document contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the any financial instruments linked to the
Index mentioned in this document or in options, futures or other derivatives based thereon.

Use of Simulated Returns

Back-testing and other statistical analysis material that is provided in connection with the explanations of the potential returns of the Index use simulated analysis and hypothetical circumstances to estimate how it may have performed prior to its actual existence. The results obtained from such
"back-testing" information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. J.P. Morgan provides no assurance or guarantee that the financial instruments linked to the Index will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the simulated returns presented in this document.

IRS Circular 230 Disclosure

We and our affiliates do not provide tax advice. Accordingly, any discussion of
U.S. tax matters contained herein is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with J.P. Morgan of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and financial instruments linked to the Index may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured
Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks

involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in financial instruments mentioned herein
(or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for the Issuer and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE, and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Index Disclaimers

"Standard and Poor's([R])," "SandP([R])," "SandP 500([R])" and "SandP 500([R]) Daily
RC2 8% Excess Return" are trademarks of the Standard and Poor's Financial
Services LLC ("SandP") and have been licensed for use by J.P. Morgan Securities
LLC. This transaction is not sponsored, endorsed, sold or promoted by SandP, and
SandP makes no representation regarding the advisability of purchasing financial instruments generally or financial instruments issued by JPMorgan Chase and Co.
SandP has no obligation or liability in connection with the administration, marketing, or trading of products linked to the SandP 500([R]) Daily RC2 8%
Excess Return Index.

Overview

The S&P 500® Daily RC2 8% Excess Return Index (the "S&P 500 RC2 Index" or the "Index") is intended to provide investors exposure to broad U.S. equities with the potential for greater stability and lower overall risk when compared to the S&P 500® Total Return Index.

The Index aims to track the performance of a hypothetical portfolio that invests in the S&P 500® Total Return Index (the "Underlying Equity Index", "S&P 500® TR", or "SPTR"), which reflects dividend reinvestment in the S&P 500® Index, and the S&P 10-Year U.S. Treasury Note Futures Index Total Return (the "Underlying Bond Index"), with these notional investments funded at short-term money market rates. The Underlying Equity Index and the Underlying Bond Index will be referred to together as the "Underlying Indices". The Index seeks to maintain an overall target volatility of 8% by dynamically allocating its exposure between the Underlying Indices on a daily basis based on their observed historical volatilities and correlation[1].

The exposure of the Index to the Underlying Equity Index ("equity exposure") can range from 0% to 100%. Except in certain circumstances described in the section entitled "*When an Allocation to the Underlying Bond Index is not Achievable*", the exposure to the Underlying Bond Index ("bond exposure") is equal to 100% minus the equity exposure. In such circumstances where the bond exposure is zero, if the equity exposure is less than 100%, the balance of the exposure in the S&P 500 RC2 Index will be uninvested.

The Index is an excess return index and tracks the weighted excess returns of the Underlying Indices over and above short-term money market rates.

The S&P 500 RC2 Index belongs to Standard & Poor's family of RC2 indices which are the second-generation of Standard & Poor's Risk Control indices and seek to provide the potential for enhanced returns relative to the first generation of Risk Control indices via allocation to government bond futures.

Key features of the Index include:

- exposure to the S&P 500® Total Return Index with the overlay of a risk control mechanism that targets an annualized volatility of 8%
- ability to dynamically allocate exposure between the S&P 500® Total Return Index and US government bond futures
- exposure adjusted on a daily basis based on the historical volatilities and correlation of the Underlying Indices
- potential for enhanced returns compared with the first generation Risk Control Indices via an allocation in US government bond futures
- closing levels published daily by Standard & Poor's on Bloomberg under the ticker SPX8UE2

[1] Volatility is a measurement of the variability of returns based on historical performance, and correlation is a number between -1 and 1 which measures the extent to which the returns of two assets increase or decrease to the same degree at the same time. In the case of the Index, an exponential weighting approach which gives more significance to more recent observations is used in the calculation of volatility and correlation. The calculations are performed with two sets of exponential weighting parameters, a "short-term weighting parameter" and a "long-term weighting parameter". The "short-term weighting parameter" results in a higher relative weight being applied to more recent historical returns compared to the "long-term weighting parameter". The final allocation the Index methodology assigns to the Underlying Indices takes into account the volatilities and correlation calculated with respect to both parameters, and selects the allocation with the lower equity exposure. Please review the relevant disclosure statement and any relevant term sheet, disclosure supplement and/or private placement memorandum for further information on the Index.

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The following graph sets forth the historical performance of the S&P 500® Index from September 30, 2003 to September 28, 2012 and the performance of the S&P 500 RC2 Index based on hypothetical back-tested closing levels from September 30, 2002 through June 2, 2011, and actual historical closing levels from June 3, 2011 through September 30, 2013. Over this period, the S&P 500 RC2 Index had hypothetical annualized returns of 5.29% with a hypothetical annualized volatility of 8.05% in comparison to the S&P 500® Index, which had annualized returns of 5.38% with an annualized volatility of 20.42%. There is no guarantee that the S&P 500 RC2 Index will outperform the S&P 500® Index, or any alternative strategy during the term of your investment in any financial instruments linked to the S&P RC2 Index.

Hypothetical performance of the S&P 500® RC2 Index (September 30, 2003 – September 30, 2013)



200
180
160
140
120
100
80
60
40
20
0
Index Level
S&P 500® Index
S&P 500® RC2 Index 8% Excess Return Index
Sep-03
Sep-05
Sep-07
Sep-09
Sep-11
Sep-13

Source: Bloomberg and J.P. Morgan

Summary of hypothetical S&P 500 RC2 Index (September 30, 2003 — September 30, 2013)

	S&P 500® RC2 Index	S&P 500® Index
Annualized return	5.29%	5.38%
Annualized volatility	8.05%	20.42%

Source: Bloomberg and J.P. Morgan

Note: The values for the index levels shown above have been normalized to a level of 100 at the beginning of the period. Because the Index did not exist prior to June 3, 2011 all retrospective levels provided in the table and graph above are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The differences in methodology used in producing simulated historical data from that used to calculate the Index going forward could produce variations in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance provided herein. Please see *"Important Information"* at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

"Annualized return" is based on compounded performance of returns over the period shown.

"Annualized volatility" means the standard deviation of each index's arithmetic daily returns, scaled for a one-year period based on the period from September 30, 2003 to September 30, 2013.

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Index description

Dynamic Exposure

The SandP 500 RC2 Index aims to track the performance of a hypothetical portfolio that invests in the SandP 500([R]) Total Return Index and the SandP 10-Year U.S.
Treasury Note Futures Index Total Return, with these notional investments funded at short-term money market rates.

The equity exposure and bond exposure are adjusted on a daily basis. To determine the allocation between the Underlying Indices the Index relies on a standard formula that relates the overall volatility of a portfolio of two assets to the: [] Individual volatilities of the assets [] Correlation between the assets [] Weights allocated to each asset

The equity exposure can range from 0% to 100%, with the remaining exposure allocated to the bond exposure, except in certain circumstances (as described in the section entitled "When an Allocation to the Underlying Bond Index is not
Achievable") in which the bond exposure is set to zero. In such circumstances, the equity exposure will be determined based solely on the historical volatility of the SandP 500([R]) Total Return Index, without regard to the historical volatility of the Underlying Bond Index or the correlation between the two Underlying Indices, and the bond exposure will be zero. If the equity exposure determined in such circumstance is less than 100%, the remaining exposure of the Index will be un-invested.

When an Allocation to the Underlying Bond Index is not Achievable

The Index aims to allocate between the Underlying Indices in a manner so as to maintain its target volatility of 8%. In addition the Index caps the equity exposure at 100%, therefore there is no leverage employed. Depending on the level of the volatilities of and correlation between the Underlying Indices, it may not always be possible to find an allocation to the Underlying Indices that would result in a historical volatility for the Index equal to the target volatility of 8%.

The following two scenarios illustrate this point(2):

Scenario 1: Suppose that the historical volatilities for both of the Underlying
Indices are lower than the target volatility of 8% and, for the sake of simplicity, that the two volatilities are equal to each other. In such a case, because each Underlying Index has a volatility that is lower than the target volatility of 8%, and because there is no leverage allowed in the Index, any combination of the Underlying Indices (regardless of the correlation between the two indices) will result in a historical volatility for the portfolio that is lower than the target volatility of 8%.

In this particular case the Index will allocate 100% to the Underlying Equity
Index and will be unallocated with respect to the Underlying Bond Index.

Scenario 2: Suppose that the historical volatilities for both of the Underlying
Indices are greater than the target volatility of 8%. Depending on the level of the correlation between the two Underlying Indices, there may or may not exist a combination of the Underlying Indices that will yield a historical volatility for the portfolio equal to the target volatility of 8%. For example, if we consider an extreme case where the Underlying Indices are perfectly correlated
(i.e.with a correlation of 1), there will be no combination of the Underlying
Indices that that will yield a historical volatility for the portfolio equal to the target volatility of 8%.

In this particular case, the Index will allocate only to the Underlying Equity
Index, and to the extent that the equity exposure is less than 100%, the remaining exposure in the Index will be uninvested. The allocation to the
Underlying Bond Index will be zero.

(2) In scenarios 1 and 2, assumptions made regarding volatilities and correlations are assumed to be made for volatilities and correlations measured with respect to both the short-term weighting parameter and the long-term weighting parameter. Please review the relevant disclosure statement and any relevant term sheet, disclosure supplement and/or private placement memorandum for further information on the Index.

Please see the disclosure statement for additional information on the methodology employed by the Index for allocating between the Underlying Indices.

Hypothetical, Historical Analysis of the Correlation between the Underlying Indices

The chart below shows the daily rolling 1-year correlation[3] between the daily returns of the S&P 500® Total Return Index and the S&P 10-Year U.S. Treasury Note Futures Index Total Return. As the chart shows, based on the hypothetical historical performance of the Underlying Indices since September 2003, the Underlying Indices have, on average, displayed negative correlation. However, this may or may not be the case over any given period of time in the future.

Often during periods of heightened volatility in the US equity markets, the equity markets may suffer a draw-down while US government bonds may rally as investors switch from equity exposure perceived to be riskier into government bond exposure perceived to be safer. In such scenarios, the Index would be expected to reallocate exposure from the Underlying Equity Index to the Underlying Bond Index.

Hypothetical historical correlation: S&P 500® TR and the S&P 10-Year U.S. Treasury Note Futures Index (Sept 2003 – Sept 2013)



20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
Sep 04
Sep 06
Sep 08
Sep 10
Sep 12

Source: Bloomberg and J.P. Morgan. Correlation is a number between -1 and 1 and measures the extent to which the returns of two assets increase or decrease to the same degree at the same time. The correlation values are based on daily arithmetic returns of the two Underlying Indices and are each calculated over a 1 year historical window. As previously noted the Index methodology applies an exponential weighting approach which applies more significance to more recent performance to calculate the historical correlation between the Underlying Indices. However, for the sake of simplicity, for the data shown in the chart above which displays the correlation between the Underlying Indices we have chosen to use a 1-year correlation measure which weights all returns in the 1-year window equally.

Note: The hypothetical, historical correlation between Underlying Equity Index and the Underlying Bond Index is presented for informational purposes only and has inherent limitations. No representation is made that in the future the correlation between the Underlying Indices will have the correlation values shown above. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate.

[3] As previously noted, the Index methodology applies an exponential weighting approach which applies more significance to more recent performance to calculate the historical correlation between the Underlying Indices. However, for the sake of simplicity, for the data shown in the chart above which displays the correlation between the Underlying Indices we have chosen to use a 1-year correlation measure which weights all returns in the 1-year window equally.

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Hypothetical Analysis of the Equity Exposure versus Volatility

The exposure of the Index to the S&P 500® Total Return Index is adjusted on a daily basis to target an 8% level of volatility. The equity exposure is determined based on the historical volatility of the S&P 500® Total Return Index, as well as the historical volatility of the Underlying Bond Index and the correlation between the two Underlying Indices.

Volatility is a measurement of the variability of returns based on historical performance and, in the case of the Index, is calculated using weightings that are designed to give more significance to more recent observations. Correlation is a number between -1 and 1 and measures the extent to which the returns of two assets increase or decrease to the same degree at the same time. As with volatility, correlation is calculated using weightings which are designed to give more significance to more recent observations.

The following graph displays the hypothetical back-tested levels for the equity exposure that the Index would have had and the historical volatility of the Underlying Equity Index over the period shown.

Hypothetical Equity Exposure and Volatility (September 30, 2003 — September 30, 2013)


Equity Exposure (left axis)
Volatility of S&P 500 Total Return (right axis)
Target Volatility (right axis)
100%
80%
60%
40%
20%
0%
80%
60%
40%
20%
0%
-20%
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07
Sep-08
Sep-09
Sep-10
Sep-11
Sep-12
Sep-13

Source: Bloomberg and J.P. Morgan

Note: The historical volatility levels of the S&P 500® TR are presented for informational purposes only and have inherent limitations. For the purposes of this graph, volatility is calculated in accordance with Standard & Poor's official methodology used in the calculation of the S&P 500® RC2 Index. No representation is made that in the future the S&P 500® TR will have the volatility shown above. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate.

The hypothetical equity exposure obtained from such back-testing should not be considered indicative of the actual exposure that would be assigned during your investment in the Index. No representation is made that the actual performance of the Index would result in exposure consistent with the hypothetical exposure displayed in the preceding graph. Actual annualized volatilities and exposures will vary, perhaps materially, from this analysis. Please see *"Important Information"* at the front of this document for a discussion of certain additional limitations of back-testing and simulated returns.

Background on the S&P 10-Year U.S. Treasury Note Futures Index Total Return

The S&P 10-Year U.S. Treasury Note Futures Index Total Return seeks to track the performance of a portfolio that is comprised of a single futures contract, the 10-Year U.S. Treasury Note futures contract that is traded on the Chicago Board of Trade. At any given time, the treasury futures contract tracked by the Underlying Bond Index is either the treasury futures contract closest to expiration (each, the "Near Month Futures Contract") or the treasury futures contract that is scheduled to expire immediately following the Near Month Futures Contract (the "Far Month Futures Contract").

The S&P 10-Year U.S. Treasury Note Futures Index Total Return maintains a long position in the component Treasury futures contract by undergoing a process called a "roll" from the Near Month Futures Contract into the Far Month Futures Contract each quarter. The Underlying Bond Index is reported by Bloomberg L.P. under the ticker symbol "SPUSTTTR."

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Risks associated with the S&P 500® Daily RC2 8% Excess Return Index

THE INDEX HAS A LIMITED HISTORY AND MAY PERFORM IN UNEXPECTED WAYS — The Index began publishing on June 3, 2011 and, therefore, has a limited history. This document includes calculation of returns that hypothetically might have been generated had the Index existed in the past, but those calculations are subject to many limitations. Unlike historical performance, such hypothetical calculations do not reflect actual trading, liquidity constraints, fees and other costs. In addition, the models used to calculate these hypothetical returns are based on certain data, assumptions and estimates. Different models or models using different data, assumptions or estimates might result in materially different hypothetical performance.

THE INDEX MAY NOT BE SUCCESSFUL, MAY NOT OUTPERFORM EITHER UNDERLYING INDEX AND MAY NOT ACHIEVE ITS TARGET VOLATILITY — The Index employs a mathematical algorithm designed to control the level of risk of the Index by establishing a specific volatility target and dynamically adjusting the exposure to the Underlying Equity Index and Underlying Bond Index based on the observed historical volatilities of, and correlation between, the Underlying Equity Index and the Underlying Bond Index. No assurance can be given that the volatility strategy will be successful or that the Index will outperform the Underlying Equity Index or the Underlying Bond Index or any alternative strategy that might be employed to reduce the level of risk of the Underlying Equity Index or Underlying Bond Index. We also can give you no assurance that the Index will achieve its target volatility of 8%.

THE INDEX MAY SIGNIFICANTLY UNDERPERFORM THE UNDERLYING EQUITY INDEX — The Index is designed to allocate its exposure between the Underlying Equity Index and the Underlying Bond Index in a manner that results in the Index targeting a volatility of 8%. It is not possible to predict the level of exposure that the Index will have to either the Underlying Equity Index or the Underlying Bond Index over any given period of time. However, the Index will likely have less, and possibly significantly less, than 100% exposure to the Underlying Equity Index over any given period of time. Consequently, if the Underlying Equity Index increases in value over the applicable period, the Index will likely underperform the Underlying Equity Index, possibly significantly, over the same period if the Underlying Bond Index declines or does not increase in value to the same extent over that period. If the Underlying Equity Index and the Underlying Bond Index are negatively correlated and the Index has relatively high exposure to the Underlying Bond Index and relatively low exposure to the Underlying Equity Index, the Index may experience a significant negative performance even as the Underlying Equity Index rises.

IN CERTAIN CIRCUMSTANCES, THE INDEX WILL BE NOTIONALLY INVESTED, IN PART, IN CASH, ON WHICH NO INTEREST OR OTHER RETURN WILL ACCRUE —
In certain circumstances the Index will be solely allocated to the Underlying Equity Index with a weight less than 100% and with the balance notionally allocated to cash. No net return or interest will accrue on any such portion of the Index exposure that is notionally allocated to cash, and such portion may be significant. Such portion is effectively uninvested.

THE RETURNS OF THE UNDERLYING INDICES MAY OFFSET EACH OTHER OR MAY BECOME CORRELATED IN DECLINE —

At a time when the value of one Underlying Index increases, the value of the other Underlying Index may not increase as much or may even decline, offsetting the potentially positive effect of the performance of the former Underlying Index on the performance of the Index. Historically, the performance of the Underlying Equity Index has often been negatively correlated with the performance of the futures contracts underlying the Underlying Bond Index. It is also possible that the returns of the Underlying Indices may be positively correlated with each other. In this case, a decline in one Underlying Index would not moderate the effect of a decline in the other Underlying Index on the performance of the Index, but would rather exacerbate it. As a result, the Index may not perform as well as an alternative index that tracks only one Underlying Index.

OUR AFFILIATE, J.P. MORGAN SECURITIES LLC, HELPED DEVELOP THE S&P 500® DAILY RC2 8% EXCESS RETURN INDEX — J.P. Morgan Securities LLC ("JPMS"), one of our affiliates, worked with S&P in developing the guidelines and policies governing the composition and calculation of the S&P 500® Daily RC2 8% Excess Return Index. Although judgments,

THE S&P 500® RC2 8% EXCESS RETURN INDEX STRATEGY GUIDE

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J.P.Morgan

policies and determinations concerning the SandP 500([R]) Daily RC2 8% Excess
Return Index were made by JPMS, JPMorgan Chase and Co., as the parent company of
JPMS, ultimately controls JPMS.

In addition, the policies and judgments for which JPMS was responsible could have an impact, positive or negative, on the level of the SandP 500([R]) Daily
RC2 8% Excess Return Index. JPMS is under no obligation to consider your interests as an investor.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the relevant disclosure statement and the
"Selected Risk Considerations" in the relevant term sheet, disclosure supplement, and/or private placement memorandum.